Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus announces deferral of Kirby Oil Sands project

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     CALGARY, April 17 /CNW/ - Enerplus Resources Fund ("Enerplus") announces that it is deferring further development of the Kirby Oil Sands project
("Kirby"). We will be completing several key activities to wrap up our current efforts and position the project to be re-evaluated and potentially reinitiated at a later date. While we believe there is long-term value in the
Kirby project, the current cost structures, commodity price environment and our cost of capital do not offer a sufficient economic return for additional investment toward project sanctioning at this time.
     The Kirby Oil Sands project is a 100% owned in-situ development that was acquired in early 2007. Delineation work to date has increased the original resource estimates by greater than 70% to over 400 million barrels of best estimate contingent resources. Application was filed in September of 2008 for the first phase of the development, a 10,000 bbl/day steam assisted gravity draining project. Enerplus has not booked any reserve volumes associated with the Kirby lease.
     Our original 2009 activities were directed at providing additional information to regulators and stakeholders to advance our application, completing a seismic program which began in late 2008 and advancing detailed engineering. We plan to complete an updated resource assessment this summer based on new seismic data and to complete the regulatory application process by this fall as originally planned. We will not, however, continue the advance engineering work which would have led to a sanctioning decision later in 2009.
As we had already significantly reduced our spending plans on Kirby for 2009 to $25 million, we expect a further modest decrease in the order of $5 million this year. We expect to employ a majority of the existing oil sands staff on wrap up activities over the next several months and begin redeploying them into other areas of our business.
     We will continue to monitor economic, regulatory, market and technical developments which impact oil sands development and will revisit our plans for
Kirby as circumstances warrant.

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.
     This news release contains estimates of "contingent resources".
"Contingent resources" are not, and should not be confused with, oil and gas reserves. "Contingent resources" are defined in the Canadian Oil and Gas
Evaluation Handbook (the "COGE Handbook") as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.
It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage."
     There is no certainty that Enerplus will produce any portion of the volumes currently classified as "contingent resources". The primary contingencies which currently prevent the classification of Enerplus'
disclosed contingent resources associated with the Kirby oil sands project as reserves consist of current uncertainties around the specific scope and timing of the project development, proposed reliance on technologies that have not yet been demonstrated to be commercially applicable in oil sands applications, the prevailing commodity price environment, the uncertainty regarding marketing plans for production from the subject areas and improved estimation of project costs. Based on current information and market conditions, Enerplus believes that development of the Kirby project will proceed as described in this news release, although readers should consider the described uncertainties regarding SAGD expansion as described herein. However, there are a number of inherent risks and contingencies associated with the development of the Kirby project, including commodity price fluctuations, project costs, receipt of regulatory approvals and those other risks and contingencies described above and under "Risk Factors and Risk Management" in the
Management's Discussion and Analysis section of this news release and under
"Risk Factors" in the Fund's Annual Information Form (and corresponding Form
40-F) dated March 13, 2008, as well as the risk factors to be contained in the
Fund's Annual Information Form (and corresponding Form 40-F) to be filed in mid-March 2009.

     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund

     %CIK: 0001126874

     /For further information: Investor Relations at 1-800-319-6462 or e-mail
investorrelations(at)enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 16:23e 17-APR-09